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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 66966 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Bridge Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2596 Grassy Spring Pl.
(No. and Street)

Las Vegas (City) NV (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R Lind (818) 790-7007
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh
(Name – *if individual, state last, first, middle name*)

100 E. Corson (Address) Pasadena (City) CA (State) 91103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AJ 2/16/16

## OATH OR AFFIRMATION

I, Robert R. Lind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Bridge Capital, LLC, as of ________, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Nevada
County of Clark

[signature]
Signature

Manager
Title

[signature]
Notary Public

SHANI FAZZI
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 6-21-2016
Certificate No: 12-8203-1

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berkshire Bridge Capital, LLC

Financial Statements

December 31, 2015

(with Independent Auditors' Report Thereon)

Berkshire Bridge Capital, LLC

INDEX TO FINANCIAL STATEMENTS

**Lucas | Horsfall**
ACCOUNTANTS + ADVISORS

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

We have audited the accompanying balance sheet of Berkshire Bridge Capital, LLC (a Nevada Limited Liability Company), as of December 31, 2015 and the related statements of income (loss), members' equity and cash flows for the year then ended. These financial statements are the responsibility of Berkshire Bridge Capital, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Berkshire Bridge Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Supplementary Schedules I-III on pages 8 - 10 have been subjected to audit procedures performed in conjunction with the audit of Berkshire Bridge Capital, LLC financial statements. The Supplementary Schedules are the responsibility of Berkshire Bridge Capital, LLC management. Our audit procedures included determining whether the Supplementary Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Schedules. In forming our opinion on the Supplementary Schedules, we evaluated whether the Supplementary Schedules, including their forms and contents is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 25, 2016

Berkshire Bridge Capital, LLC
BALANCE SHEET
December 31, 2015

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ | 106,976 |
| Prepaid Expenses | | 291 |
| TOTAL CURRENT ASSETS | | 107,267 |
| TOTAL ASSETS | $ | 107,267 |

## MEMBERS' EQUITY

| | | |
|---|---|---|
| MEMBERS' EQUITY | | |
| Members' Equity | $ | 107,267 |
| TOTAL MEMBERS' EQUITY | | 107,267 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 107,267 |

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF INCOME (LOSS)
For Year Ended December 31, 2015

| | | |
|---|---|---|
| Revenue | | |
| Commission income | $ | 17,175 |
| Reimbursed expenses | | 1,525 |
| Interest income | | 11 |
| Total Revenue | | 18,711 |
| Expenses | | |
| Travel expenses | | 8,865 |
| Professional fees | | 7,350 |
| Telephone and telecommunications | | 5,300 |
| Taxes and licenses | | 3,300 |
| Office expenses | | 1,382 |
| Utilities | | 524 |
| Seminars | | 500 |
| Insurance | | 850 |
| Total Expenses | | 28,071 |
| Net Income (Loss) | $ | (9,360) |

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2015

| | | |
|---|---|---|
| Balance at December 31, 2014 | $ | 116,627 |
| Net Income (Loss) | | (9,360) |
| Balance at December 31, 2015 | $ | 107,267 |

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income (Loss) | $ (9,360) |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | |
| Change in: | |
| Prepaid expenses | 1,400 |
| Net Cash Used in Operating Activities | (7,960) |
| NET DECREASE IN CASH DURING THE YEAR | (7,960) |
| CASH, BEGINNING OF PERIOD | 114,936 |
| CASH, END OF PERIOD | $ 106,976 |

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Berkshire Bridge Capital, LLC (the Company) is formed under the laws of the State of Nevada. The Company is an Introducing Broker Dealer engaging in the private placement of securities and other investment banking activities. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry customer accounts.

Revenue Recognition

Consulting income and referral fees are recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Berkshire Bridge Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Uncertain Tax Positions

In accordance with FASB ASC 470-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2015 the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal or State tax examinations by tax authorities for years before 2012.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentration of Credit Risk

For the year ended December 31, 2015, approximately 97% of the Company's revenue was earned from one customer.

2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2015, the Company had net capital, as defined, of $105,044, which exceeded the statutory requirement of $5,000 by $100,044.

3. SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 25, 2016 which is the date the financial statements were available to be issued.

Berkshire Bridge Capital, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2015

| | |
|---|---|
| Net Capital | |
| Members' Equity | $ 107,267 |
| Total members' equity qualified for net capital | 107,267 |
| Total capital and allowable subordinated borrowings | 107,267 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Prepaid expenses | 291 |
| Haircuts/Other Charges | 1,932 |
| Net Capital | $ 105,044 |
| Computation of net capital requirement: | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 100,044 |
| Excess net capital at 120% | $ 99,044 |
| Percentage of aggregate indebtedness | - % |

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

A computation of reserve requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Berkshire Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements
*Under Rule 15c3-3* of the Securities and Exchange Commission
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BERKSHIRE BRIDGE
CAPITAL

Robert R. Lind

January 21, 2016

To Whom It May Concern,

I, Robert Lind, state to the best of my knowledge and belief that Berkshire Bridge Capital, LLC during 2015:

(1) Was exempt from the compliance report pursuant to in Rule 15c3-3(k)(2)(i), and,

(2) We met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

Robert R. Lind, Managing Partner

2596 Grassy Spring Pl
Las Vegas, NV 89135-1602
(818) 7907007
Bob@BerkshireBridgeCap.com
Member: FINRA/SIPC

Lucas | Horsfall
ACCOUNTANTS + ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Berkshire Bridge Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Berkshire Bridge Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) Berkshire Bridge Capital, LLC stated that Berkshire Bridge Capital, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Berkshire Bridge Capital, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Berkshire Bridge Capital, LLC compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the management's referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 25, 2016

LUCAS, HORSFALL, MURPHY & PINDROH, LLP
100 East Corson Street, Suite 200, Pasadena, CA 91103-3841 Tel: 626.744.5100 Fax: 626.744.5110 www.lhmp.com
MSI Global Alliance Independent Member Firm

Lucas Horsfall
ACCOUNTANTS + ADVISORS

January 25, 2016

To the Board of Directors of
Berkshire Bridge Capital, LLC

Dear Members:

We are pleased to present this letter related to our audit of the financial statements of Berkshire Bridge Capital, LLC (the Company) for the year ended December 31, 2015. This letter summarizes certain matter required by professional standards to be communicated to you in your oversight responsibility for Berkshire Bridge Capital, LLC's financial reporting process.

Generally accepted auditing standards (AU-C 260, *The Auditor's Communication With Those Charged With Governance*) require the auditor to promote effective two-way communication between the auditor and those charged with governance. Consistent with this requirement, the following summarizes our responsibilities regarding the financial statement audit as well as observations arising from our audit that are significant and relevant to your responsibility to oversee the financial reporting process.

**Our Responsibilities With Regard to the Financial Statement Audit**

Our responsibilities under auditing standards generally accepted in the United States of America have been described to you in our arrangement letter dated December 8, 2015.

**Overview of the Planned Scope and Timing of the Financial Statement Audit**

We have issued a separate communication regarding the planned scope and timing of our audit and have discussed with you our identification of and planned audit response to significant risks of material misstatement.

**Accounting Policies and Practices**

Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. The Company did not adopt any significant new accounting policies nor have there been any changes in existing significant accounting policies during the current period which should be brought to your attention for approval.

We did not identify any significant or unusual transactions or significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

LUCAS, HORSFALL, MURPHY & PINDROH, LLP
100 East Corson Street, Suite 200, Pasadena, CA 91103-3841 Tel: 626.744.5100 Fax: 626.744.5110 www.lhmp.com
MSI Global Alliance Independent Member Firm

***Management Judgments and Accounting Estimates***

Accounting estimates are an integral part of the preparation of financial statement and are based upon management's current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events.

Management has informed us that they used all the relevant facts available to them at the time to make the best judgments about accounting estimates, and we considered this information in the scope of our audit. Estimates significant to the financial statement include the allowance for doubtful accounts and the inventory reserve. The Board of Directors may wish to monitor throughout the year the process used to compute and record these accounting estimates.

**Audit Adjustments**

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

**Uncorrected Misstatements**

We are not aware of any uncorrected misstatement other than misstatements that are clearly trivial.

**Disagreements with Management**

We encountered no disagreements with management over the application of significant accounting principles, the basis for management's judgments on any significant matters, the scope of the audit or significant disclosures to be included in the financial statement.

**Consultations with Other Accountants**

We are not aware of any consultations management had with other accountants about accounting or auditing matters.

**Significant Difficulties Encountered in Performing the Audit**

We did not encounter any difficulties in dealing with management relating to the performance of the audit.

**Independent Auditors' Report on Internal Accounting Control Required by S.E.C. Rule 17A-5**

In addition to our report on your financial statement, we have provided, under separate cover, a letter, dated January 25, 2016 concerning deficiencies in internal control that we noted during our audit of the Company's financial statements for the fiscal year ended December 31, 2015.

**Significant Written Communications Between Management and Our Firm**

We have requested certain representations from management that are included in the management representation letter dated January 25, 2016.

**Closing**

We will be pleased to respond to any questions you have about the foregoing. We appreciate the opportunity to continue to be of service to Berkshire Bridge Capital, LLC.

This letter is intended solely for the information and use of the Board of Directors and management and is not intended to be, and should not be, used by anyone other than these specified parties. It will be our pleasure to respond to any questions you have about this report.

Very truly yours,

Lucas, Horsfall, Murphy & Pindroh, LLP

Lucas, Horsfall, Murphy & Pindroh, LLP